Via Facsimile and U.S. Mail
Mail Stop 6010

August 1, 2007

Mr. Neil Reithinger, Chief Executive Officer
Mr. Karl H. Rullich, Secretary
Baywood International, Inc.
14960 N. 83rd Place
Scottsdale, AZ 85260

Re: **Baywood International, Inc.**
Preliminary Information Statement on Schedule 14C
Filed July 9, 2007
File No. 000-22024

Gentlemen:

We have reviewed your July 9, 2007 response to our June 21, 2007 letter and
have the following comments. Where indicated, we think you should revise your
document in response to these comments. If you disagree, we will consider your
explanation as to why our comment is inapplicable or a revision is unnecessary. Please
be as detailed as necessary in your explanation. In some of our comments, we may ask
you to provide us with supplemental information so we may better understand your
disclosure. After reviewing this information, we may or may not raise additional
comments.

Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filings. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Information Statement on Schedule 14C filed July 9, 2007

General

1.   We acknowledge your response to comment 1. Based on the information provided
        in your filing, it appears that your acquisition of Nutritional Specialties, Inc.
        ("Nutritional Specialties") qualifies as that of a "significant" business under Item
        310(c)(3)(i) of Regulation S-B. As a result, we request that you furnish the

applicable interim financial statements for Nutritional Specialties required by Item 310(b) of Regulation S-B.

Pro Forma (Unaudited) Condensed Consolidated Financial Statements, page 11

Pro Forma Condensed Consolidated Statement of Operations for the Period Ended March 31, 2007, page 11

2.   We acknowledge your response to comment 2. Please revise your footnote configuration to reflect that the $63,034 provision for income taxes relates to footnote (5). Additionally, please revise your disclosure to denote your loss per common share footnote as (6); you have already denoted your debt acquisition cost explanation as footnote (4).

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Amy Bruckner, Senior Staff Accountant, at (202) 551-3657 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions concerning the financial statements. If you have any other questions, you may contact John L. Krug at (202) 551-3862, Suzanne Hayes, Branch Chief, at (202) 551-3675, or me at (202) 551-3715.

Sincerely,

Jeffrey Riedler
Assistant Director